March 14, 2005

Mail Stop 04-09

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:	TriView Global Fund, LLC
	Amendment No. 1 to Form S-1
	Filed on February 10, 2005
	File No. 333-119655

Dear Mr. Pacult:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on February
10,
2005.

General

1. Please continue to monitor the updating requirements of Rule 3-
12
of Regulation S-X.

2. In your next amendment, please file your marked Form S-1 in text
or html format.    Please be advised that Rule 472 of Regulation C
requires you to file, on EDGAR, a copy of the amended registration statement that is marked to show changes. Rule 310 of Regulation S-T provides instructions regarding how to file a marked copy. Further, please apply the correct EDGAR tag as a redlined/marked Form S-1 rather than filing it as correspondence.

Cover Page

3. We note your disclosure states that if the minimum is not met, your offering will terminate one year from the date of the prospectus
"or at the discretion of the managing member pursuant to the LLC Operating Agreement, whichever occurs first." On page 1 of your summary, you state, "this offering will continue until the maximum of
$50,000,000 is sold."   Similarly, your TriView Global Fund
Disclosure Document attached as Appendix C regarding subscription requirements, states "that each purchaser of Membership Units in the
Fund irrevocably subscribes for Units" and there is no reference to a
termination date of the offering.   We further note Appendix D
describing subscription procedures does not reference an offering termination date. Please revise your prospectus and Appendix C and D disclosure to clarify when your offering will terminate. Please note you may only register securities in an amount which, at the time the registration statement become effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration. Refer to Rule 415(a)(2) of Regulation C.

4. We note throughout the prospectus you refer to Star Financial
Bank
as your Depositary Agent. Please reconcile your listing of EBank in
Appendix C as the holder of purchaser subscription funds.

5. We note your response to prior comment 6 stating that to call the
Depositary Agreement and Escrow Agreement would incur significant
bank fees with no increase in protection to subscribers.   Please
revise, where you deem appropriate, to describe the differences between liability and duties owed member unitholders by Star Financial Bank as your Depositary Agent versus what protections investors would receive from an escrow agent. We note paragraph 5 of your revised depositary agreement regarding limited liability.

Summary of the Offering
Business Objectives, page 2

6. In connection with your response to prior comment 10, supplementally, please describe to us or tell us where in your prospectus you describe "physical securities." For example, are you referencing single stock futures, narrow based indices, broad-
based
indices, or all of the above?   If you are including single stock
futures and narrow-based indices have you imposed any investment limitations on your total asset mix? Further, if you are referring to single stock futures or narrow based indices, might you be required to register under the Investment Company Act of 1940 as an investment company?



Summary Risk Factors, page 2

7. We note your response to prior comment 11 included revised preferential trade risk disclosure stating the managing member, CTAs and their principals will not trade in derogation of pool
participant
interests. Please reconcile this disclosure with your response to prior comment 24 and your new preferential trade risk factor disclosure at the top of on page 11 stating the managing member, CTAs, introducing broker, FCM, selling agents and their principles and affiliates "could take positions prior to the entry of positions they know will be placed for the Fund, which would be to the
derogation of Fund investors."   Further, please eliminate the
mitigating disclosure in the last sentence of the preferential trade risk factor disclosure on page 11 disclosing, "they have stated they will not do so."

Charges to the Fund, page 3

8. We reissue prior comment 13 from our last letter requesting that you revise the compensation table to disclose the amount per round turn that is paid to the futures commission merchant. If you cannot determine the precise amount, please disclose your best estimate of the total dollar amount of per round turn commission and explain why you cannot determine the actual amount. Please make similar changes to page 22 of the prospectus.

9. Please revise to name the "others" listed in the final row of the table who will provide legal and accounting services.

10. In connection with your response to prior comment 14, we note that your disclosure now states that you will reimburse the managing member for all offering and organization expenses after the twelfth month of operation following the commencement of the business. Note
1 to the Financial Statements on page F-7 continues to state that the
Fund will reimburse the managing member`s offering and organizational expenses only after the thirteenth month following commencement of the business. Please revise or advise.

Selection of Commodity Trading Advisors and Allocation of Equity, page 4

11. In response to prior comment 15, you state that it would be misleading to disclose a particular program one of your three chosen
CTAs may select for TriView.   On the other hand, we note that
Forecast Trading Group, LLC and NuWave Investment Corp. have only one program and that Adobe Asset Management has two programs, but they only differ on quantity traded not technical model. Please revise your disclosure to clarify whether your three CTAs may create new programs with different criteria or use other programs than the four current programs listed in the prospectus.



Redemptions, pages 4 and 45

12. In response to prior comments 16 and 18, we note you continue to
disclose that you will offer your membership unit redemption plan as
the managing member deems appropriate on either a pro rata or first
come-first serve basis.   Supplementally, please explain how the
managing member will decide whether to honor redemptions on a pro rata basis or on a first come-first serve basis. Also, please revise the summary disclosure to clarify that the fund will only honor redemption requests to the extent there is available cash. Revise here and on page 45 to indicate whether the managing member has discretion to liquidate fund holdings in order to honor redemption requests.

13. Revise your disclosure to specify the "other" operational limitations that you cross reference in your supplemental response to prior comment 16 and confirm that you have disclosed all circumstances under which a redemption request will be rejected by the managing member.

Diagram of Partnership Structure & Commissions TriView Global
Fund,
LLC, page 5

14. In connection with your modified disclosure in response to prior comment 19, we note that you have not confirmed that the public investors will acquire 99% of the registrant through this offering.
Please revise the diagram to demonstrate the percentage of the fund the public will own if only the minimum offering is sold and if the maximum is sold.

The Risks You Face, page 6

15. We note your response to prior comment 35 regarding how you established the initial offering price per unit. Please include a risk factor that discusses the risk that the net unit value may be less than the initial offering price per unit.

Management`s Discussion and Analysis
The Advisory Contracts, page 13

16. We note in response to prior comment 27 you now state that you have entered the three advisory contacts. Since the forms you have attached as Appendices are not executed with dates, please revise to disclose the dates you entered into these material contracts.

Expenses Per Unit of Membership Interest, page 14

17. In connection with your response to prior comment 30, we note footnote (8) on page 15 deleted the investment of 80% of available funds and substituted projected interest income of 4% from T-Notes to
2.65% of T-Bills.   Referring to Compliance Rule 2-13 adopted by
the
National Futures Association, this rule explicitly states that, for purposes of break-even analyses, interest income "must reflect current cash market information." Please revise accordingly. In addition, since you deleted 80 % of the available funds, do you anticipate 100% of the available funds will earn interest income? It appears that you are presenting interest income from 100% of available funds in the table. Please revise or advise.

Michael Pacult, pages 24-25

18. We have reviewed your response to our prior comment 50 and the related revisions to your filing. It does not appear on page 25 and elsewhere in the filing that you have disclosed the net worth of the individual managing member. Revise the registration statement to disclose the net worth of the individual managing member.

Performance of Other Funds Managed by the Managing Member, page 26

19. In response to prior comment 36, we note you suspended offering units in the Bromwell Financial Fund and the offering of units in the
Atlas Futures Fund is ongoing. Please revise to disclose the date you suspended your offering of Bromwell units. Further, on a supplemental basis, noting Atlas` commenced trading in October 1999, please tell us when you commenced your most recent offering of Atlas common stock.

20. In your response to prior comment 37, we note your reference to a
Form 8-K filed by Bromwell Financial Fund.   In this Form 8-K
filed
on August 8, 2002, we note that management discovered certain expenses and fees were underpaid because of a calculation error. Supplementally, please quantify the 2% of Fund assets that were unpaid and compare this dollar amount to the dollar amount of net income for the Bromwell Fund for the year ended December 31, 2002. Further, please provide a detailed analysis as to why you do not believe discovery of these unpaid management fees and introducing broker commissions could be deemed a major adverse business development. We note Bromwell replaced its CTA, caused its partners
to redeem their accounts and suspended trading.   Refer to Item
8.A.
of Guide 5.

Tax Opinion, page 39

21. We note that the opinion is conditioned upon the managing member`s representation that over 90% of your earned income will be qualifying income as that term is defined in the Revenue Act of 1987.
This appears to be a legal conclusion, rather than a factual representation, that is crucial to rendering the tax opinion; therefore it is not appropriate for counsel to rely on the managing member`s representation. Please revise to eliminate this statement.

Subscription Procedure
Subscription Amounts, page 46

22. We note your response to prior comment 47 stating that your managing member holds sole discretion to lower the minimum investment purchase amounts for exceptional circumstances which cannot be predicted. Supplementally, please tell us why you are unable to cite any examples of exceptional circumstances and list examples. Alternatively, revise to include your response to prior comment 47 here in the disclosure and disclose whether in these circumstances minimum purchase amounts would be lowered for all investors or only those selected by the managing member.
Financial Statements

TriView Capital Management, Inc and Subsidiary
1. Nature of Business and Significant Accounting Policies
Principles of Consolidation, page F-7

23. The note indicates that the Managing Member has consolidated the
Fund. However, later on the note states that "The Managing Member accounts for its interest in the Fund on the equity basis."
Please
advise or revise to clarify this apparent conflict.

Part II of the S-1
Item 15. Recent Sales of Unregistered Securities, page 1

24. Please revise to disclose the date of sale of the securities sold, indicate the exemption from registration claimed and state briefly the facts relied upon to make the exemption available.
See
Items 701(a), (c) and (d) of Regulation S-K.

Exhibits

Exhibit 5.01 Legal Opinion

25. We note your revised legal opinion responding to prior comment 58; however, it appears that your continued inclusion of the terms,
"With your permission" may be deemed to serve as an implicit qualification that only with permission from the registrant are you competent to opine on Delaware General Corporation Law and the LLC Act. As previously stated, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please provide a revised opinion eliminating this qualification.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at (202) 824-5356 or Jorge Bonilla at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.



      			Sincerely,



      			Karen J. Garnett
      			Assistant Director


Cc: 	William S. Scott, Esq. (via facsimile)
	The Scott Law Firm, P.A.

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TriView Global Fund, LLC
March 14, 2005
Page 1